UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Prospect Global Resources Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74348X103

(CUSIP Number)

Scott J. Reiman

703 17th Street, Suite 800

Denver, CO 80202

(720) 571-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74348X103	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Scott J. Reiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,181,427 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,181,427 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,181,427 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Excludes 12,430,335 shares of Common Stock of the Issuer beneficially owned by Very Hungry, LLC, which may be deemed to be beneficially owned by Scott J. Reiman as a result of the relationships among Very Hungry, LLC and Scott Reiman 1991 Trust described in Items 3 and 4 of this Amendment. Mr. Reiman expressly disclaims membership in a group with Very Hungry, LLC and neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by Mr. Reiman that it is the beneficial owner of any shares of Common Stock of the Issuer beneficially owned by Very Hungry, LLC.

CUSIP No. 74348X103	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D filed on May 23, 2013 (the “Schedule 13D”) , with respect to the common stock, $0.001 per share par value (the “Common Stock”), including shares of Common Stock issuable upon exercise of warrants, of Prospect Global Resources Inc., a Nevada corporation (the “Issuer”), with its principal executive offices at 1621 18th Street, Suite 260, Denver, CO 80202. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

On June 17, 2013, the Issuer terminated its previously announced rights offering and refunded all funds received from stockholders in connection with the rights offering.

On June 26, 2013, the Issuer closed an underwritten public offering of an aggregate of 41,666,700 units (the “Offered Units”), consisting of 41,666,700 shares of the Issuer’s Common Stock, together with (i) Series A warrants to purchase 41,666,700 additional shares of Common Stock (the “Series A Warrants”) and (ii) Series B warrants to purchase 41,666,700 additional shares of Common Stock and additional Series A Warrants to purchase 41,666,700 additional shares of Common Stock (the “Series B Warrants” and, together with the Series A Warrants, the “Warrants”), at a public offering price of $0.12 per Offered Unit. The Warrants, the shares of Common Stock issued as part of the Offered Units and the shares of Common Stock underlying the Warrants (the “Warrant Shares”) were issued pursuant to an effective registration statement on Form S-3 (Registration No. 333-180492).

The Series A Warrants are immediately exercisable at an initial exercise price of $0.12 per share and expire on June 26, 2018. The Series B Warrants are exercisable immediately at an exercise price of $0.12 per share. The Series B Warrants will expire at the close of business on September 24, 2013. The Series A Warrants and the Series B Warrants were issued separately from the Common Stock included in the Offered Units and may be transferred separately immediately thereafter. Neither the Series A Warrants nor the Series B Warrants will be listed on any national securities exchange or other trading market, and no trading market for such Warrants is expected to develop.

On June 26, 2013, the Reporting Person and Very Hungry notified the Issuer of their intention to convert their Notes into $5.5 million of preferred stock that will convert into the Offered Units at a conversion price equal to the public offering price of $0.12 per Offered Unit when stockholder approval of the conversion in compliance with Nasdaq requirements has occurred. The stockholder vote is currently anticipated to occur in August 2013. Upon conversion, the Reporting Person would own approximately 18,820,785 shares of Common Stock, warrants to purchase an additional 19,626,732 shares, and options to purchase an additional 200,000 shares.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

As described in Item 3 of this Amendment, the Reporting Person has agreed to convert its Notes into preferred stock that will be convertible into Offered Units. Following such transaction, the Reporting Person anticipates that its beneficial ownership of the Issuer’s Common Stock will increase, as described in Item 3 above.

Other than as described above and in the Schedule 13D, the Reporting Person does not have any plans or proposals relating to any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material

CUSIP No. 74348X103	13D	Page 4 of 5 Pages

amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act (upon reduction of the number of stockholders to less than 300); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

Except as described in the Schedule 13D or this Amendment, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

(a) – (b) The following disclosure assumes there are 115,119,415 shares of Common Stock of the Issuer outstanding as of June 26, 2013 on a post-offering basis, which number is set forth in the final prospectus filed by the Issuer with the Securities and Exchange Commission on June 24, 2013.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the Reporting Person listed in Item 2, or that the Reporting Person listed in Item 2 may be deemed to beneficially own pursuant to Rule 13d-3 of the Act as of the date hereof, are as follows: The Reporting Person beneficially owns 3,181,427 shares of the Issuer’s Common Stock, consisting of 1,087,740 shares of Common Stock, 1,893,687 shares issuable upon the exercise of warrants, and 200,000 shares issuable upon exercise of a fully vested stock option that has an exercise price of $4.25 per share and expires on December 26, 2021, representing in the aggregate approximately 2.7% of the outstanding shares of Common Stock of the Issuer as of June 26, 2013 on an as-converted basis.

The aggregate number and percentage of the shares of Common Stock beneficially owned by the Reporting Person and the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D.

As a result of the relationships among the Reporting Person and Very Hungry described in Items 3 and 4 of this Amendment, the Reporting Person may be deemed to be a member of a group with Very Hungry and therefore may be deemed to beneficially own the 12,430,335 shares of Common Stock of the Issuer beneficially owned by Very Hungry. The Reporting Person expressly disclaims membership in a group with Very Hungry and expressly disclaims beneficial ownership of the shares of Common Stock of the Issuer beneficially owned by Very Hungry. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any shares of Common Stock of the Issuer beneficially owned by Very Hungry.

(c) Other than the transactions described herein, the Reporting Person has not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Except as specifically set forth in this Item 5, to the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Person.

(e) Not applicable.

CUSIP No. 74348X103	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2013

SCOTT J. REIMAN 1991 TRUST

	By:	/s/ Michael J. Hipp
	Name:	Michael J. Hipp — Trustee